

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

December 19, 2016

<u>Via E-Mail</u>
Mr. Rick Wall
Chief Executive Officer
The Castle Group, Inc.
500 Ala Moana Boulevard
3 Waterfront Plaza, Suite 555
Honolulu, HI 96813

Re: The Castle Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed March 30, 2016
File No. 000-23338

Dear Mr. Wall:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate and
Commodities